FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated January 3, 2011.

Official Notice

Chief Financial Officer	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Redemption of 100% of Repsol International Capital Limited’s
Series A Preference Shares

January 3rd, 2011

The Board of Directors of Repsol International Capital Limited (RIC) has authorized the redemption of 100% of the outstanding Series A Preference Shares issued by RIC and guaranteed by Repsol YPF (the Series A Preference Shares). The Series A Preference Shares are currently listed on the NYSE under the symbol REPPRA (CUSIP G7513K103, ISIN No. KYG7513K1031, Common Code 011340539).

On December 30th, 2010, RIC’s Board of Directors resolved to carry out the redemption pursuant to the terms of the Memorandum and Articles of Association of the Company as amended from time to time, a Prospectus issued by the Company dated October 10th, 1997 and a Prospectus Supplement issued by the Company dated October 1997, of 100% of the outstanding Series A Preference Shares at the stated redemption amount of $25.00 per Series A Preference Share, plus accrued and unpaid dividends thereon from and including December 31st, 2010 (dividend date of the last dividend paid) to but excluding the date of redemption, amounting to $0.20 per Preference Share.

Notice of redemption will be mailed to holders of the Series A Preference Shares on January 4th, 2011, and the date of redemption has been set for February 8th, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.
Date:	January 3, 2011	By:	/s/ Iñigo Alonso de Noriega
			Name:	Iñigo Alonso de Noriega
			Title:	Corporate Governance Director